Exhibit 2.1
DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Coincheck Group N.V. (“Coincheck Parent”) has the following securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value €0.01 per share (“Ordinary Shares”)	CNCK	The Nasdaq Stock Market LLC
Warrants, each exercisable to purchase one ordinary share at an exercise price of $11.50 per share (“Public Warrants”)	CNCKW	The Nasdaq Stock Market LLC
The following is a summary of material terms of the Ordinary Shares and Public Warrants, and as applicable to the terms of such securities, pursuant to the requirements for an annual report on Form 20-F, a summary of material terms of Dutch law and the following documents, each of which is filed as an exhibit to the Annual Report on Form 20-F to which this exhibit relates:
•Coincheck Parent’s Articles of Association;
•Warrant Agreement, dated June 29, 2021, between Thunder Bridge Capital Partners IV, Inc. and Continental Stock Transfer & Trust Company, as modified by the Warrant Assumption and Amendment Agreement, dated December 10, 2024, by and among Thunder Bridge Capital Partners IV, Inc., Coincheck Group N.V. and Continental Stock Transfer & Trust Company (as updated, the “Warrant Agreement”);
•Sponsor Support Agreement, by and among Thunder Bridge, TBCP IV, LLC, Gary A. Simanson, as manager of TBCP IV, LLC and Coincheck Group B.V., dated March 22, 2022;
•Company Support Agreement, by and among Thunder Bridge Capital Partners IV, Inc., Monex Group, Inc., Coincheck Group B.V., and the other parties thereto, dated March 22, 2022, as modified by Amendment to Company Support Agreement, by and among Thunder Bridge Capital Partners IV, Inc., Monex Group, Inc., Coincheck Group N.V. and the other parties thereto, dated as of December 6, 2024 (as amended, the “Company Support Agreement”);
•Form of Lock-Up Agreement, dated March 22, 2022, by and among Coincheck Group B.V., Coincheck, Inc. and the individuals named therein, as amended by Form of Amendment to Lock-Up Agreement, dated as of October 8, 2024, by and among Coincheck Group B.V., Coincheck, Inc., and the individuals named therein (as amended, “Lock-up Agreement”); and
•Nomination and Voting Agreement, dated as of December 10, 2024, by and among Monex Group, Inc., TBCP IV, LLC and Coincheck Group N.V. (“Nomination and Voting Agreement”).
The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the full text of the foregoing documents and we urge you to read those documents carefully, along with applicable provisions of Dutch law, including the Dutch Corporate Governance Code (“DCGC”) and the Dutch Civil Code (“DCC”).
Coincheck Parent Overview
Coincheck Group B.V. was incorporated on February 18, 2022, as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) governed by Dutch law and, on December 10, 2024, changed its legal form to a Dutch public limited liability company (naamloze vennootschap) governed by Dutch law and was renamed Coincheck Group N.V. Coincheck Parent has its corporate seat in Amsterdam, the Netherlands, and its registered office is at Nieuwezijds Voorburgwal 162, 1012 SJ Amsterdam. Coincheck Parent is registered in the Trade Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 85546283.
On December 10, 2024 (the “Closing”), Coincheck Parent became a publicly traded company on the Nasdaq Global Market, upon consummation of its business combination transaction (the “Business Combination”) with Thunder Bridge Capital Partners IV, Inc. (“Thunder Bridge”), pursuant to the business combination agreement, dated as of March 22, 2022, as amended, by and among Thunder Bridge, Coincheck Parent, M1 GK, Coincheck Merger Sub, Inc., and Coincheck. Inc. (the “Business Combination Agreement”).
Ordinary Shares
Authorized Share Capital
Under Dutch law, the authorized share capital of a public limited liability company is the maximum capital that the company may issue without amending the Articles of Association. At least one fifth of the authorized share capital must at all times be issued. Pursuant to the Articles of Association, Coincheck Parent’s authorized share capital amounts to €4,000,000, divided into 400,000,000 ordinary shares with a nominal value of €0.01 each.
Issued Share Capital
The issued share capital as of the end of the most recent fiscal period is as set forth in the Annual Report on Form 20-F to which this exhibit relates.
Form of Ordinary Shares
All Ordinary Shares are held in registered form. No share certificates are issued.
Issuance of Shares
The Articles of Association provide that Ordinary Shares may be issued and rights to subscribe for such shares may be granted pursuant to a resolution adopted by (i) Coincheck Parent’s general meeting at the proposal of the board of directors (the “Board”), or (ii) if so authorized by Coincheck Parent’s general meeting, by the Board. For as long as, and to the extent that the authorization referred to under (ii) is effective, Coincheck Parent’s general meeting will not have the power to resolve to issue Ordinary Shares or grant rights to subscribe for such shares. Pursuant to Dutch law, the authorization referred to under (ii) may be granted, and subsequently extended, in each case for a period not exceeding five years. The authorization cannot be withdrawn, unless determined otherwise at the time of the authorization. The resolution to authorize the Board as corporate body authorized to issue Ordinary Shares and grant rights to subscribe for shares must state the maximum number of shares that may be issued under the authorization.
No general meeting resolution or resolution of the Board is required for the issuance of shares pursuant to the exercise of previously granted rights to subscribe for shares.
Preemptive Rights
Pursuant to Dutch law and the Articles of Association, each shareholder has a preemptive right in proportion to the aggregate amount of its Ordinary Shares upon the issuance of new Ordinary Shares or the grant of rights to subscribe for such shares, except in cases where Ordinary Shares are issued or rights thereto are granted: (i) to employees of Coincheck Parent, (ii) against payment other than in cash, or (iii) to persons exercising a previously granted right to subscribe for Ordinary Shares.

Pursuant to the Articles of Association, the preemptive rights in respect of newly issued Ordinary Shares or rights to subscribe for such shares, may be restricted or excluded by a resolution of the Board if and insofar as it has been designated as corporate body authorized for that purpose by Coincheck Parent’s general meeting. The Board may only be designated in accordance with the preceding sentence to the extent that it is also designated as corporate body authorized to resolve upon the issuance of Ordinary Shares and grant of rights to subscribe for such shares. The designation may be granted, and subsequently extended, in each case for a period not exceeding five years, and cannot be withdrawn, unless determined otherwise at the time of designation. If the Board is not designated as described above, Coincheck Parent’s general meeting may resolve to limit or exclude the preemptive rights in respect of issuances of Ordinary Shares and grant rights to subscribe for shares, but only at the proposal of the Board.
Purchase and Repurchase of Ordinary Shares
Pursuant to Dutch law, neither Coincheck Parent nor its subsidiaries may subscribe for Ordinary Shares to be issued. Coincheck Parent and its subsidiaries may acquire (repurchase) Ordinary Shares, subject to the applicable provisions and restrictions of Dutch law and the Articles of Association, to the extent that: (i) the Ordinary Shares are fully paid-up, (ii) if the Ordinary Shares are repurchased for valuable consideration, such repurchase would not cause Coincheck Parent’s shareholders’ equity (eigen vermogen) to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves that Coincheck Parent must maintain pursuant to Dutch law and the Articles of Association, and (iii) immediately after the acquisition of such Ordinary Shares, Coincheck Parent, together with its subsidiaries, would not hold, as shareholders or pledgees, shares having an aggregate nominal value that exceeds 50% of Coincheck Parent’s issued share capital. In addition, neither Coincheck Parent nor its subsidiaries may hold more than one-tenth of its issued share capital for more than three years after it was converted into a public limited liability company (naamloze vennootschap) or after it acquired its own shares (i) for no consideration or (ii) under universal succession of title (algemene titel).
Coincheck Parent may only acquire Ordinary Shares if Coincheck Parent’s general meeting has authorized the Board to do so. Such an authorization may be granted for a maximum period of 18 months and must specify the number of Ordinary Shares that may be acquired, the manner in which they may be acquired and the relevant price range. No authorization is required for the acquisition of Ordinary Shares for no valuable consideration or under universal succession of title, or if the Ordinary Shares are acquired by Coincheck Parent with the intention of transferring them to Coincheck Parent’s employees or employees within Coincheck Parent pursuant to an applicable arrangement.
In line with market practice for Dutch listed companies, the Board has been irrevocably authorized, for a period of 18 months following the Closing Date, to have Coincheck Parent acquire fully paid-up Ordinary Shares up to the maximum number of 10% of Coincheck Parent’s issued share capital in the aggregate.
Coincheck Parent cannot derive any right to any distribution or any voting rights from any repurchased Ordinary Shares. Coincheck Parent’s subsidiaries that have acquired Ordinary Shares will not be entitled to exercise their voting rights or to receive any dividends on such shares.
Capital Reduction
Coincheck Parent’s general meeting may resolve to reduce Coincheck Parent’s issued share capital by (i) cancelling Ordinary Shares, or (ii) reducing the nominal value of the Ordinary Shares through an amendment of the Articles of Association (provided that the nominal value of an Ordinary Share cannot be less than EUR 0.01 under Dutch law). In either case, the reduction would be subject to applicable statutory provisions, including the observance of a two-month creditor opposition period.
A resolution to cancel Ordinary Shares may only relate to Ordinary Shares held by Coincheck Parent itself or in respect of which Coincheck Parent holds the depositary receipts. A resolution to reduce Coincheck Parent’s issued share capital requires a majority of at least two/thirds of the votes cast at Coincheck Parent’s general meeting if less than half of the issued share capital is represented at the meeting concerned. If half of the issued share capital or more is represented at the general meeting, the resolution may be adopted with a simple majority of votes cast.
Transfer of Shares
Pursuant to Dutch law and the Articles of Association, the Ordinary Shares are freely transferable. Under Dutch law and the Articles of Association, the transfer of Ordinary Shares (other than in book-entry form) or the creation of a right in rem on such shares will require a written deed for that purpose and, unless Coincheck Parent is a party to the deed, written acknowledgement by or proper service upon Coincheck Parent to be effective.
Pursuant to the Articles of Association, for as long as one or more Ordinary Shares are listed and admitted to trading on a regulated foreign stock exchange, the Board may resolve, in accordance with applicable Dutch law, that the laws of the State of New York, United States of America, rather than Dutch law shall apply to the property law aspects of the Ordinary Shares included in the part of the shareholders’ register kept outside the Netherlands by the relevant transfer agent appointed by the Board for that purpose.
Notwithstanding the foregoing, Coincheck Parent has entered into lock-up agreements with certain shareholders that restrict transfer of Ordinary Shares, as set forth below.
•In connection with the Business Combination Agreement, pursuant to the Company Support Agreement and Lock-up Agreement, as applicable, equityholders of Coincheck, Inc. (each an “Equityholder”) agreed to lock-up provisions, pursuant to which, among other things, each Equityholder agreed to not to transfer their respective Ordinary Shares, excluding any shares acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), where the issuance of Ordinary Shares occurs on or after the Closing, following the Closing (subject to certain exceptions), except as follows:
◦An aggregate of one-third of the Equityholder’s lock-up shares will be automatically released from the lock-up (allocated pro rata) if the closing price of the lock-up shares is greater than or equal to $15.00 for any 20 trading days within any 30 consecutive trading day period;
◦An aggregate of one-third of the Equityholder’s lock-up shares will be automatically released from the lock-up (allocated pro rata) if the last sale price of the lock-up shares is greater than or equal to $17.50 for any 20 trading days within any 30 consecutive trading day period; and
◦The remainder, being an aggregate of one-third of the Equityholder’s lock-up shares will be automatically released from the lock-up (allocated pro rata) if the last sale price of the lock-up shares is greater than or equal to $20.00 for any 20 trading days within any 30 consecutive trading day period.
The foregoing agreements will terminate upon the earlier to occur of (A) 8:00 am Eastern Time on December 10, 2025 and (B) the third early lock-up expiration time.
Additionally, contemporaneously with the execution of the Business Combination Agreement, pursuant to the Sponsor Support Agreement, TBCP IV, LLC, Thunder Bridge’s sponsor (the “Sponsor”) agreed to, among other items, substantially similar lock-up restrictions as set forth above, subject to certain exceptions as set forth in the Sponsor Support Agreement.
•Pursuant to the Sale and Purchase Agreement, dated March 12, 2025, as amended, in connection with Coincheck Parent’s acquisition of all of the issued and outstanding shares of Next Finance Tech Co., Ltd. from its holders, subject to certain customary exceptions, certain of the holders of Next Finance Tech Co., Ltd. may not transfer their Ordinary Shares until December 31, 2026, provided, however, an aggregate of 70% of such shares will be released from such transfer restrictions at five predetermined intervals between May 14, 2025 and July 1, 2026.

Discriminating Provisions
There are no provisions in the Articles of Association that discriminate against a shareholder because of its ownership of a certain number of Ordinary Shares. There are no particular limitations on the rights to own Ordinary Shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights imposed by foreign law or governing document.
Distributions
Coincheck Parent may only make distributions (whether interim or annual) on the Ordinary Shares if its equity exceeds the sum of its paid-up and called-up capital and the reserves it must maintain pursuant to Dutch law and the Articles of Association. Coincheck Parent does not anticipate making any distributions on Ordinary Shares in the foreseeable future.
Distribution of Dividends
Pursuant to Dutch law and the Articles of Association, the distribution of dividends may only take place after the adoption of Coincheck Parent’s annual accounts which show that the distribution is permitted. The Board may resolve to reserve all or part of Coincheck Parent’s profits. Any profits remaining after the reservation referred to in the previous sentence shall be at the disposal of the general meeting. Coincheck Parent’s general meeting may resolve to distribute the remaining profits to Coincheck Parent’s shareholders. Coincheck Parent’s general meeting, at the proposal of the Board, may resolve that part of the distribution is made in kind, including in the form of Ordinary Shares, or in a currency other than the Euro.
Interim Distributions
Subject to the provisions of Dutch law and the Articles of Association, the Board, or Coincheck Parent’s general meeting at the proposal of the Board, may resolve upon interim distributions on the Ordinary Shares to be charged to Coincheck Parent’s freely distributable reserves. For this purpose, the Board must prepare an interim statement of assets and liabilities, reflecting that (i) the capital requirements set out above are met, and (ii) Coincheck Parent has sufficient funds available for distribution. Interim distribution may be made in cash or in kind, including in the form of Ordinary Shares.
General Meetings
Location
Coincheck Parent general meetings are held in Amsterdam, Haarlemmermeer (which includes Schiphol Airport), The Hague or Rotterdam, the Netherlands. In deviation from the foregoing and to the extent permitted by law, the Board may decide that a general meeting is only accessible by electronic means in accordance with the applicable legal provisions.
Annual General Meeting
Coincheck Parent must hold at least one general meeting per year. This annual general meeting must be held within six months after the end of Coincheck Parent’s fiscal year.
Other General Meetings
In addition to the annual general meeting, a general meeting must also be held within three months after the Board has determined it to be likely that Coincheck Parent’s equity has decreased to an amount equal to or lower than half of its paid-up and called-up capital, in order to discuss the measures to be taken if so required. If the Board fails to hold such general meeting in a timely manner, each shareholder or other person entitled to attend the general meeting may be authorized by the Dutch court to convene a general meeting.

Additional general meetings are also held whenever required under Dutch law or considered appropriate by the Board. Pursuant to Dutch law and the Articles of Association, one or more shareholders solely or jointly representing at least 10% of the issued share capital of Coincheck Parent may request the Board to convene a general meeting. If the Board does not take the steps necessary to ensure that the requested general meeting is to be held within six weeks after the request, the requesting shareholder(s) may, at their request, be authorized by the Dutch court to convene a general meeting, subject to the fulfillment of certain requirements.
Convocation
Coincheck Parent’s general meetings shall be convened by a notice, which includes the location, day and time of the meeting as well as an agenda stating the items to be discussed, which in case of the annual general meeting must include the adoption of Coincheck Parent’s annual accounts, the appropriation of profits and losses and proposals relating to the Board, including the appointment and reappointment of directors and filling of any vacancies. In addition, the agenda for a general meeting must contain such items as the Board or the person(s) convening the meeting determine.
Pursuant to Dutch law and the Articles of Association, one or more shareholders solely or jointly representing at least 3% of the issued share capital of Coincheck Parent have the right to request the inclusion of additional items on the agenda of a general meeting. Such requests must be made in writing, substantiated and received no later than the 60th before the day of the relevant general meeting. No resolutions shall be adopted on items other than those that have been included in the agenda. Under the Articles of Association, certain agenda items can only be put on the agenda as a voting item by the Board. However, shareholders that meet the relevant requirements set out above may still request the inclusion of such items on the agenda as a discussion item.
Notice
Coincheck Parent will give notice of each general meeting by publication on its website and, to the extent required by applicable law, in a Dutch daily nationally distributed newspaper, and in any other manner that may be required to follow in order to comply with Dutch law and applicable Nasdaq and SEC requirements. The Articles of Association and Dutch law provide that general meetings of Coincheck Parent will be convened by the Board, no later than on the 15th day prior to the day of the meeting.
Record Date
Pursuant to Dutch law and the Articles of Association, the Board may determine a record date (registratiedatum) of 28 calendar days prior to the day of the general meeting to establish which shareholders and persons with meeting rights are entitled to attend and, if applicable, vote at the general meeting. The record date, if any, and the manner in which shareholders can register and exercise their rights will be set out in the notice of the general meeting. The Articles of Association provide that a shareholder must notify Coincheck Parent in writing of his or her identity and his or her intention to attend (or be represented at) the general meeting, such notice to be received by Coincheck Parent on the date set by the Board in accordance with the Articles of Association and as set forth in the convening notice.
Shareholder Decision-Making
Voting Rights
Pursuant to the Articles of Association, each Ordinary Share confers the right to cast one vote at the general meeting. The voting rights attached to any Ordinary Shares held by Coincheck Parent or its direct or indirect subsidiaries are suspended. Nonetheless, the holders of a right of usufruct or a pledge on Ordinary Shares in favor of a party other than Coincheck Parent or a direct or indirect subsidiary are not excluded from the right to vote such shares if the right of usufruct or right of pledge was created prior to the time the shares concerned were acquired by Coincheck Parent or any of its subsidiaries. Coincheck Parent may not exercise voting rights for Ordinary Shares in respect of which it or any of its subsidiaries has a right of usufruct or pledge. The holder of a usufruct or pledge on shares shall have the voting rights attached thereto if so provided for when the usufruct or pledge was created. Ordinary Shares which are not entitled to be voted on pursuant to the foregoing will not be taken into account for the purpose of determining the number of shares on which votes may be cast or the amount of share capital that is present or represented at a general meeting.
Under the Articles of Association, blank votes (votes where no choice has been made), abstentions and invalid votes shall not be counted as votes cast. However, shares in respect of which a blank vote or invalid vote has been cast, and shares in respect of which the person with meeting rights who is present or represented at the meeting has abstained from voting, are counted when determining the part of the issued share capital that is present or represented at a general meeting.
Majority Requirements
Unless Dutch law or Coincheck Parent provide otherwise, all resolutions adopted at a general meeting will be adopted by a simple majority of votes cast. In the event of a tied vote, the proposal concerned will be rejected.
Quorum Requirements
The Articles of Association do not provide for quorum requirements generally applicable to general meetings of Coincheck Parent. Resolutions of the general meeting of Coincheck Parent may be adopted irrespective of the issued share capital present or represented at such general meeting, unless Dutch law or the Articles of Association stipulate otherwise.
Major Transactions
Pursuant to Dutch law and the Articles of Association, resolutions of the Board concerning a material change in Coincheck Parent’s identity, character or business are subject to the approval of the general meeting. Aforementioned changes include: (i) a transfer of all or virtually all of Coincheck Parent’s business to a third party, (ii) the entry into or termination of a long-term cooperation of Coincheck Parent or of a subsidiary with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this cooperation or termination thereof is of significant importance to Coincheck Parent, and (iii) the acquisition or disposal of an interest in the capital of a company by Coincheck Parent or by a subsidiary with a value of at least one/third of the value of Coincheck Parent’s assets, according to the balance sheet with explanatory notes or, if Coincheck Parent prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes as reflected in Coincheck Parent’s most recently adopted annual accounts.
Amendment of Articles of Association, Legal Merger and Demerger
The general meeting may only resolve upon (i) an amendment of the Articles of Association, and (ii) a legal merger or legal demerger to which Coincheck Parent is a party, at the proposal of the Board. A resolution to amend the Articles of Association or to effect a legal merger or legal demerger requires a simple majority of the votes cast in the general meeting.
Dissolution and Liquidation
The general meeting may only resolve upon the dissolution of Coincheck Parent at the proposal of the Board. A resolution to dissolve Coincheck Parent requires a simple majority of the votes cast in the general meeting. If Coincheck Parent is dissolved, its liquidation will be carried out by the Board, unless the general meeting decides otherwise at the proposal of the Board.
If Coincheck Parent is dissolved and its assets are liquidated, any assets remaining after all Coincheck Parent’s debts have been settled will be for the benefit of Coincheck Parent’s shareholders in proportion to the aggregate nominal value of the Ordinary Shares held by each of them.

Board of Directors
Board Structure and Composition
Pursuant to the Articles of Association, Coincheck Parent has a one-tier board comprised of one or more executive directors and one or more non-executive directors. Subject to the approval of the general meeting, the Board will determine the number of executive and non-executive directors serving on the Board, provided that the majority will consist of Non-Executive Directors.
Independence
At least three directors on the Board shall qualify as independent under the listing rules of Nasdaq, and the majority of the Non-Executive Directors shall qualify as independent within the meaning of the DCGC.
Nomination and Appointment
Pursuant to the Articles of Association, the directors will be appointed by Coincheck Parent’s general meeting upon a non-binding (non-exclusive) nomination by the Board. In accordance with Dutch law, Executive Directors may not participate in the Board’s deliberations and decision-making process regarding such nomination. A resolution to appoint a director will require a majority of votes cast at the general meeting.
Supplementary to the nomination provisions in the Articles of Association, pursuant to the Nomination and Voting Agreement, (i) until the second anniversary of the Closing Date, the Sponsor shall have a right to nominate two directors, each a Sponsor Nominee, to the Board without such nomination right being subject to a minimum holding requirement or any other terms and conditions, and (ii) from the second anniversary until the third anniversary of the Closing Date, for as long as the “Sponsor Group” satisfies the minimum holding requirement of 50% of initial holdings, the Sponsor shall have a right to nominate one Sponsor Nominee, to the Board. The Board will nominate the Sponsor Nominees for appointment by Coincheck Parent’s general meeting in accordance with the preceding paragraph. Monex Group, Inc. will agree to vote its shares in favor of the appointment of a Sponsor Nominee. The Sponsor’s right to nominate Sponsor Nominees shall terminate with immediate effect as of the third anniversary of the consummation of the Business Combination. In addition, if and when the “Sponsor Group,” during the period from the second anniversary until the third anniversary of the Closing Date, no longer satisfies the minimum holding requirement, the Sponsor’s nomination right shall lapse as well.
Term of Appointment
Unless resolved otherwise by Coincheck Parent’s general meeting at the proposal of the Board, directors will be subject to annual re-election and will be appointed for a term ending at the close of the first annual general meeting of Coincheck Parent held following their appointment.
Suspension and Dismissal
Coincheck Parent’s general meeting may at all times suspend or dismiss a director of Coincheck Parent. Pursuant to the Articles of Association, a resolution to suspend or dismiss a director will require a majority of the votes cast in a general meeting. The Board may at all times resolve to suspend an Executive Director.
Vacancies and Inability to Act
Pursuant to the Articles of Association, in case of any vacancy on the Board or the inability to act of a director, a temporary director may be designated by the Board. The temporary replacement will hold office until the earlier of (i) his death, disability, retirement, resignation, disqualification or dismissal from the Board, (ii) the end of the next annual general meeting (or such general meeting convened earlier to fill the vacancy) and (iii) such time as the vacancy, or inability of the director, in respect of which he or she was designated as temporary replacement is resolved.

Liability of Directors
Pursuant to Dutch law, each member of the Board may be held jointly and severally liable to Coincheck Parent for damages in the event of improper or negligent performance of his or her duties. Furthermore, directors may be held liable to third parties based on tort pursuant to certain provisions of the DCC. All members of the Board will be jointly and severally liable for failure of one or more co-directors. An individual director will only be exempt from liability if he or she proves that he or she cannot be held culpable for the mismanagement and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard, a member of the Board may, however, refer to the allocation of tasks among the directors.
Conflict of Interest
A member of the Board will not participate in the Board’s deliberations and decision-making process if such director has a direct or indirect personal conflict of interest with Coincheck Parent and its associated business enterprise. If the Board is unable to adopt a resolution as a result of all directors being unable to participate in the deliberations and decision-making process due to a conflict of interest, the resolution may nevertheless by adopted by the Board.
Certain Anti-Takeover Provisions of Dutch Law
No Arrangement of Protective Measures in the Articles of Association
Under Dutch law, various protective measures for a Dutch company against takeovers are possible and permissible within the boundaries set by Dutch statutory law and Dutch case law. It is not anticipated that Coincheck Parent will adopt any protective measures.
Response Times Based on the Dutch Corporate Governance Code and Dutch Civil Code
In accordance with the DCGC, a shareholder may only request the inclusion of an item on the agenda after consulting the Board in that respect. If one or more shareholders intend to request that an item be put on the agenda for a general meeting that may result in a change in Coincheck Parent’s strategy, pursuant to the DCGC the Board may invoke a response time of a maximum of 180 days until the day of the general meeting.
Furthermore, under Dutch law, a statutory response time of 250 days applies. If the shareholder(s’) request entails a proposal for a change to the composition of the Board or of corresponding provisions in the Articles of Association, the Board may invoke a 250-day response time. During this time, the general meeting cannot vote on the requested proposals; the proposals may however be discussed during the general meeting at the request of the relevant shareholder(s). The Board must use the 250-day response time to collect the information it needs in order to come to a prudent decision regarding the shareholder(s’) request(s). The Board must prepare a report on the policy and course of action pursued, and this report must be placed on Coincheck Parent’s website. The report must also (as a discussion item) be placed on the agenda of the first general meeting held after the response time has ended.
Limitation on Liability and Indemnification of Directors and Officers
The general meeting of Coincheck Parent may resolve to annually discharge the directors, to release them from any loss, damage or right to compensate arising out of or in connection with the exercise of their duties and which appear from the annual report and annual accounts of Coincheck Parent or as otherwise disclosed to the general meeting.
The Articles of Association also include a provision on indemnification. Pursuant to the Articles of Association and unless Dutch law provides otherwise, Coincheck Parent is required to indemnify any and all of the directors, officers, former directors, former officers and any person who may have served at its request as a director or officer of a subsidiary of Coincheck Parent, who were or are made a party or are threatened to be made a party or are involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal in that regard or any inquiry or investigation that could lead to such an action, suit or proceeding (a “Proceeding”), against any and all liabilities, damages, documented expenses (including attorney’s fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them.
Notwithstanding Coincheck Parent’s obligation to indemnify and hold harmless as referred to above, no indemnification will be made (i) in respect of any claim, issue or matter as to which any of the above-mentioned indemnified persons will be adjudged in a final and non-appealable decision to be liable for gross negligence or willful misconduct in the performance of such person’s duty to Coincheck Parent or (ii) to the extent that the costs or the capital losses of the above-mentioned indemnified persons are paid by another party or are covered by an insurance policy and the insurer has paid out these costs or capital losses.
The indemnification described above will not be exclusive of any other rights to which those indemnified may be entitled.
Pursuant to the Articles of Association, the indemnification described above may be further implemented in indemnification agreements or otherwise.
Coincheck Parent also maintains an insurance policy which insures directors and officers against certain liabilities which might be incurred in connection with the performance of their duties.
The description of indemnity herein is merely a summary of the provisions in the Articles of Association described above, and such description shall not limit or alter the mentioned provisions in the Articles of Association or other indemnification agreements entered into.
Public Warrants
Upon the completion of the Business Combination, there were 4,730,537 Public Warrants outstanding and the current outstanding number of Public Warrants as of the end of the most recent fiscal period is as set forth in the Annual Report on Form 20-F to which this exhibit relates. The Public Warrants, which each entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, became exercisable on April 8, 2025, the date that the issuance of the underlying Ordinary Shares was registered on an effective registration statement of Coincheck Parent. The Public Warrants will terminate at 5:00 p.m., Eastern Time on the earlier to occur of: (i) the date that is five (5) years after Closing, (ii) the liquidation of Coincheck Parent, or (iii) the redemption date as provided in the Warrant Agreement.
Upon the completion of the Business Combination, there were also 129,611 private warrants held by the Sponsor (the “Private Warrants”). The Private Warrants may be exercised by the holders on a cashless basis and will not be redeemable (subject to certain limited exceptions), so long as they are held by the Sponsor or permitted transferees. If the Private Warrants are held by someone other than the Sponsor or its permitted transferees, such warrants will be redeemable and exercisable by such holders on the same basis as the Public Warrants. The Private Warrants are identical to the Public Warrants in all material respects.
General
Coincheck Parent is not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, however, as set forth in the Warrant Agreement, in certain limited circumstances, cashless exercise will be permitted.
Adjustments.

The Public Warrants are subject to certain adjustments, as set forth in the Warrant Agreement, including in the case of the events described below.
If the number of outstanding Ordinary Shares is increased by a share dividend payable in Ordinary Shares, or by a split-up of Ordinary Shares of or other similar event, then, on the effective date of such dividend, split-up or similar event, the number of Ordinary Shares issuable on exercise of each Public Warrant will be increased in proportion to such increase in the number of outstanding Ordinary Shares.
If the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Ordinary Shares issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding Ordinary Shares
Whenever the number of Ordinary Shares purchasable upon the exercise of the Public Warrants is adjusted, as described above, the exercise price will be adjusted by multiplying the exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.
With respect to any reclassification or reorganization of the outstanding Ordinary Shares (other than those described above), or in the case of any merger or consolidation of Coincheck Parent with or into another corporation (other than a consolidation or merger in which Coincheck Parent is the continuing entity and that does not result in any reclassification or reorganization of the outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of Coincheck Parent’s assets or other property as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their Public Warrants immediately prior to such event.
Redemption of Public Warrants when the price per Ordinary Share equals or exceeds $18.00
Pursuant to the Warrant Agreement, with any amendments thereto, if any, once the Public Warrants become exercisable, they may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, (iv) if, and only if, the last reported sale price of Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-day trading period ending three days before sending the notice of redemption to each warrant holder, and (v) if, and only if, there is an effective registration statement covering the shares issuable upon exercise of the warrants and a current prospectus relating thereto is available throughout the 30-day period after the written notice of redemption is given.
When the Public Warrants become redeemable, Coincheck Parent will be able to exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of warrants when the price per Ordinary Share equals or exceeds $10.00
Once the Public Warrants become exercisable, they may be redeemed (i) in whole and not in part, (ii) at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that warrant holders will be able to exercise their warrants on a cashless basis prior to redemption and receive a specified number of Ordinary Shares based on the redemption date and the “fair market value” of the Ordinary Shares, (iii) if, and only if, the last reported sale price of Ordinary Shares equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three days before sending the notice of redemption to each warrant holder, and (iv) if the last reported sale price of the Ordinary Shares is less than $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three days before sending the notice of redemption to each warrant holder, the Private Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants.
For purposes of the foregoing, “fair market value” of the Ordinary Shares means the volume weighted average price of Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. Coincheck Parent will provide the warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.
Amendment
The Warrant Agreement provides that (a) the terms of the Public Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Public Warrants and (b) all other modifications or amendments require the vote or written consent of at least a majority of the then outstanding Public Warrants and, with respect to any amendment that solely affects the terms of the Private Warrants or any provision of the Warrant Agreement solely with respect to the Private Warrants will also require at least a majority of the then outstanding Private Warrants.